Mail Stop 4561

June 2, 2009

Mark Williams
Chief Financial Officer
CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925

> **Re: CS Financing Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-50820**

Dear Mr. Williams:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant